

Mail Stop 7010

May 22, 2009

Joseph C. Visconti
Director and Chief Executive Officer
ValueRich, Inc.
1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407

> **Re:** **ValueRich, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-33702**

Dear Mr. Visconti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 8. Financial Statements and Supplementary Data
Note 2 – Summary of Significant Accounting Policies, Recent Pronouncements, page 34

1. We note your disclosures related to the pending adoption of EITF 07-5 and your expectation that it will have a material impact on your financial statements. Please explain to us, and revise your disclosures here and on page 20 in future filings to clarify, the specific instruments, including their terms, that you believe will be required to be classified as liabilities and marked to market each reporting

period. Also, please explain to us why you did not address the adoption of EITF
07-5 in your March 31, 2009 Form 10-Q.

Note 4 – Marketable Securities, page 36

2. Due to the materiality of marketable securities to total assets please address the
following on a supplemental basis and in future filings:
- Correct the cost basis of the available for sale securities disclosed in note
4;
- Correct the disclosures on pages 18 and 30 to clarify that unrealized gains
on *available for sale securities* are recognized in the statements of
shareholders' equity;
- Provide additional information regarding the specific transactions that
resulted in realized gains and losses on market securities. In this regard,
we note no disclosures in the statements of cash flows that indicate there
were any proceeds from sales of marketable securities; and
- Provide additional information regarding the specific nature of your
mutual funds and common stock and their market performance during the
periods presented so that investors can better understand and assess their
potential impact in future periods.

Item 9A. Controls and Procedures, page 44

3. We note under the heading "Evaluation of Disclosure Controls and Procedures"
you disclose the effectiveness of internal control over financial reporting rather
than disclosure controls and procedures. Please be advised that both assessments
are now required. Please amend your filing to disclose your officers' conclusion
regarding the effectiveness of the Company's disclosure controls and procedures
as of December 31, 2008 as required by Item 307 of Regulation S-K.

4. We also note that you do not reference the correct rules under the Exchange Act
for disclosure controls and procedures. Please revise to refer to Exchange Act
Rules 13a-15(e) and 15d-15(e). Please be advised that your current reference is to
the rules for internal control over financial reporting.

5. If you conclude that your disclosure controls and procedures were "effective" at
December 31, 2008, please tell us how they met the first part of the definition that
all required information was recorded, processed, summarized and *reported*,
within the time periods specified by the SEC's rules and forms in light of the
omissions under this Item noted in our letter.

6. Please provide all the disclosures required by Item 308T(a) of Regulation S-K in
management's report on internal control over financial reporting, including the
framework used to evaluate the effectiveness of your internal control over

financial reporting, the date of the assessment (ie. the end of the most recent fiscal year), and a statement that an attestation report regarding internal control over financial reporting is not required pursuant to temporary SEC rules that permit the Company to only provide management's report in this annual report.

7.   Please disclose whether there were any significant changes in your internal control over financial reporting that occurred during the last fiscal *quarter* (the registrant's fourth fiscal quarter in the case of the annual report).

Exhibit 31.1

8.   When you file the updated 302 certification with your amendment, please ensure that it reflects the acting principal executive officer *and* principal financial officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant